Via Facsimile and U.S. Mail
Mail Stop 4720

April 16, 2010

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Sq. Suite 202
Toronto, Ontario M5J2G2
Canada

Re: **Generex Biotechnology Corporation**
        Form 10-K for the Year Ended July 31, 2009
        Filed on October 14, 2009
        File No. 000-25169

Dear Ms. Perri:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Metformin Gum Product, Strategic Alliance, page 7

1. Please expand the disclosure to include the information provided in note 8 on page 84 as well as the aggregate milestone payments paid and to be received. In

addition, please file the Fertin Pharma agreement as an exhibit or provide an analysis as to why the agreement does not need to be filed.

Intellectual Property, page 14

2. Please expand the discussion concerning your material patents or groups of related patents to disclose when the patent(s) expire.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Resources, page 31

3. In a table on page 36 you disclose the existence of warrants that are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants or the market price of your common stock at that time, whichever is lower. Please explain to us why in your October 31, 2009 and January 31, 2010 Forms 10-Q you have not apparently reclassified these warrants to liabilities effective August 1, 2009 under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3. Please specifically see Example 8 at FASB ASC 815-40-55-33 and -34. In addition, the table on page 37 discloses additional warrants with an asterisk in the same position as the table on page 36, but unlike the earlier table the asterisk is not explained. Please confirm that no warrants other than those identified on page 36 contain an adjustment provision for subsequently issued equity at a lower price.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant